UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 11, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 11 February 2021 entitled ‘Announcement of the fulfilment of the completion condition’.

RNS Number : 6893O

Vodafone Group Plc

11 February 2021

- Convenience Translation -

Vodafone Vierte Verwaltungs AG

Düsseldorf, Germany

Announcement of the fulfilment of the completion condition

On 22 December 2020, Vodafone Vierte Verwaltungs AG, Düsseldorf, Germany, (the "Bidder") published the offer document for its voluntary tender offer to the shareholders of Kabel Deutschland Holding AG, Unterföhring, Germany, to acquire their no-par value bearer shares (ordinary shares) in Kabel Deutschland Holding AG (ISIN DE000KD88880) (the "KDG Shares") against payment of a cash consideration of EUR 103.00 per share of Kabel Deutschland Holding AG (the "Tender Offer"). The acceptance period for the Tender Offer ended on 1 February 2021, 24:00 hrs (local time Frankfurt am Main, Germany).

Notification about the fulfilment of completion condition

Pursuant to Section 9 of the offer document, the Tender Offer and the agreements with the shareholders of Kabel Deutschland Holding AG which came into existence as a result of the acceptance of the Tender Offer will only be completed if the completion condition has been fulfilled within the period specified therein or validly waived by the Bidder.

On 10 February 2021, the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie) has issued a clearance certificate for the acquisition of the KDG Shares pursuant to the Tender Offer. The completion condition set out in Section 9.1 ("Foreign Investment Control Clearance") of the offer document is therefore fulfilled now.

Therefore, the completion condition set out in the offer document has been fulfilled. The Tender Offer is expected to be settled on 19 February 2021 by crediting the offer consideration to the account of the respective custodian bank at Clearstream Banking AG simultaneously with (Zug um Zug gegen) the transfer of the tendered KDG Shares to the Bidder.

Düsseldorf, 11 February 2021

Vodafone Vierte Verwaltungs AG

The Management Board

For more information, please contact:
Investor Relations	Media Relations
Investors.vodafone.com ir@vodafone.co.uk	vodafone.com/news-and-media GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 31 December 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 118m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025, and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit http://www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 11, 2021	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary